Exhibit 99.2

ASX Announcement March 8, 2023 Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech Advance Health Intelligence Ltd Company Presentation Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (the “ Company” ) would like to provide shareholders, and the market with an updated Company presentation. AHI is pleased to release the attached presentation, which includes direction on the Company’s mission, technology, pricing structure, business vertical and management team. For more information and access to the new presentation, please visit: www.ahi.tech . For more information, contact: Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech The board of Advanced Health Intelligence Ltd has approved this announcement.

Company Overview March 2023

Confidential – Do not duplicate or distribute without the written permission of Advanced Health Intelligence Ltd This presentation (“Presentation”) has been prepared by Advanced Health Intelligence Ltd (“Advanced Health Intelligence” or “Company”) . You must read and accept the conditions in this notice before considering the information set out in or referred to in this Presentation . If you do not agree, accept or understand the terms on which this Presentation is supplied, or if you are subject to the laws of any jurisdiction in which it would be unlawful to receive this Presentation or which requires compliance with obligations that have not been complied with in respect of it, you must immediately return or destroy this Presentation and any other confidential information supplied to you by Advanced Health Intelligence . By accepting this document, you acknowledge and agree to the conditions in this notice and agree that you irrevocably release Advanced Health Intelligence from any claims you may have (presently or in the future) in connection with the provision or content of this Presentation . NO OFFER This Presentation is not a prospectus, product disclosure statement or other offering document under Australian law (and will not be lodged with ASIC) or any other law . This Presentation is for information purposes only and is not an invitation or offer of securities for subscription, purchase or sale in any jurisdiction (and will not be lodged with the ASIC) . This Presentation does not constitute investment or financial product advice (nor tax, accounting or legal advice) or any recommendation to acquire shares of Advanced Health Intelligence and does not and will not form any part of any contract for the acquisition of shares of Advanced Health Intelligence . SUMMARY INFORMATION This Presentation contains summary information about Advanced Health Intelligence, its subsidiaries and their activities which is current as at the date of this Presentation . The information in this Presentation is of a general nature and does not purport to be complete nor does it contain all the information which a prospective investor may require in evaluating a possible investment in Advanced Health Intelligence or that would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of the Corporations Act . While Advanced Health Intelligence has taken every effort to ensure the accuracy of the material in the presentation, neither the Company nor its advisers have verified the accuracy or completeness of the information, or any statements and opinion contained in this Presentation . NOT INVESTMENT ADVICE Each recipient of this Presentation should make its own enquiries and investigations regarding all information in this Presentation including but not limited to the assumptions, uncertainties and contingencies which may affect future operations of Advanced Health Intelligence and the impact that different future outcomes may have on Advanced Health Intelligence . This Presentation has been prepared without taking account of any person's individual investment objectives, financial situation or particular needs . Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own investment objectives, financial situation and needs and seek legal, accounting and taxation advice appropriate to their jurisdiction . Advanced Health Intelligence is not licensed to provide financial product advice in respect of Advanced Health Intelligence shares . Cooling off rights do not apply to the acquisition of Advanced Health Intelligence shares. INVESTMENT RISK An investment in Advanced Health Intelligence shares is subject to known and unknown risks, some of which are beyond the control of Advanced Health Intelligence . Advanced Health Intelligence does not guarantee any particular rate of return or the performance of Advanced Health Intelligence nor does it guarantee any particular tax treatment . An investment in Advanced Health Intelligence should be considered as Highly Speculative and High Risk due to the start up nature of the Company and its proposed business . FINANCIAL DATA All dollar values in this Presentation are in Australian dollars (A$ or AUD) unless otherwise stated. FORWARD - LOOKING STATEMENTS This Presentation may contain forward looking statements . The words 'anticipate', 'believe', 'expect', 'project', 'forecast', 'estimate', 'likely', 'intend', 'should', 'could', 'may', 'target', 'plan' and other similar expressions are intended to identify forward - looking statements . Indications of, and guidance on, future earnings and financial position and performance are also forward - looking statements . Forward - looking statements are subject to risk factors associated with the Company’s business, many of which are beyond the control of the Company . It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially from those expressed or implied in such statements . There can be no assurance that actual outcomes will not differ materially from these statements . You should not place undue reliance on forward - looking statements and neither Advanced Health Intelligence nor any of its directors, employees, advisers or agents assume any obligation to update such information . DISCLAIMER None of Advanced Health Intelligence’s respective advisers or any of their respective affiliates, related bodies corporate, directors, officers, partners, employees and agents, have authorized, permitted or caused the issue, submission, dispatch or provision of this Presentation and, except to the extent referred to in this Presentation, none of them makes or purports to make any statement in this Presentation and there is no statement in this Presentation which is based on any statement by any of them . To the maximum extent permitted by law, Advanced Health Intelligence and its respective advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents exclude and disclaim all liability, including without limitation for negligence or for any expenses, losses, damages or costs incurred by you as a result of your participation in an investment in Advanced Health Intelligence and the information in this Presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise . To the maximum extent permitted by law, Advanced Health Intelligence and its respective advisers, affiliates, related bodies corporate, directors, officers, partners, employees and agents make no representation or warranty, express or implied, as to the currency, accuracy, reliability or completeness of information in this Presentation . Statements made in this Presentation are made only as the date of this Presentation . The information in this Presentation remains subject to change without notice .

Corporate overview Advanced Health Intelligence (ASX - NASDAQ.AHI) is a global digital health solution. • AHI sells its dHaaS (digital health - as - a - service) technology to enterprise, healthcare, insurance and government customer segments around the world in a business - to - business model ( B - to - B ) . • AHI completed two acquisitions in 2022 , expanding its capabilities to offer end - to - end digital health services from mass population health engagement and loyalty to diagnostics, all from a user's smartphone . • AHI holds patents in Australia, USA, Japan, Korea, Singapore, New Zealand, China and Canada and expects to add to the patent portfolio . • AHI screens for health risk stratification from a smartphone camera by capturing biometric data, including vital signs, body composition, dimension, and indicative blood markers . In addition, AHI offers DermaScan which covers 588 skin conditions across 133 categories . • AHI technology partners use AHI technology to assess risk profiles targeting physical activity, mental health, sleep and nutrition coaching . AHI’s technology is 100 % algorithmic, no people required . • Based on identified health risk makers, AHI empowers its partners to triage its users into its stepped care model to either sub - clinical e - health programs or escalate to primary care, including telehealth . Early detection and intervention provides ROI to many payors . Advanced Health Intelligence (ASX/NASDAQ . AHI) is a global digital health solution Investor presentation - March 2023 3 Issuer Advanced health intelligence Ltd Exchange Australian Stock Exchange (ASX) & Nasdaq Capital Market (NASDAQ) Shares on issue As at 1 March 2023 196,053,969 including ADR cover Employee headcount* 61, across Australia, Singapore, USA, Canada, South Africa, Netherlands. Current partners addressable audience > 400 million addressable users across AHI’s current partners Intellectual property 24 patents, across Australia, USA, Japan, Korea, Singapore, New Zealand, China And Canada

On a mission to create ubiquitous proactive healthcare Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and introduces the ability to digitally triage users for healthcare providers, insurers, employers and governments . Since 2014 , AHI has been delivering health - tech innovation using a smartphone, starting with the world's first on - device body dimensioning capability . AHI has developed further IP and been issued patents bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions culminating in : • Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates . • Blood biomarker prediction , including HbA 1 C, HDL, LDL, and 10 - year mortality risk . • Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates. • Dermatological skin i dentification with over 588 skin conditions across 133 categories (Inc. Melanoma). • Personalised nudges for e - health coaching and programs assisting partners in delivering personalised therapeutic and non - therapeutic e - health programs to improve daily habits and build health literacy. The delivery of these proprietary capabilities ushers forth an era of cost - effective health accessibility for billions of smartphone users worldwide . In doing so, AHI endeavours to put the power of proactive healthcare in the hands of communities, empowering people to take control of their own journey to better health outcomes . Scott Montgomery Vlado Bosanac Chief Executive Officer Founder / Head of Strategy Investor presentation - March 2023 4

AHI has assembled a world-first for smartphone driven biometric health solutions

ADVANCED HUMAN IMAGING	ACQUISITION VERTICA HEALTH	ACQUISITION WELLTEQ DIGITAL HEALTH	NOW	AHI NEW SOLUTION
+BodyScan +FaceScan +Body Composition +DermaScan	+ Biometric health risk assessment + Blood biomarker prediction, including HbA1C, HDL, LDL,	+ Directionalized care	Integration	Ubiquitous proactive healthcare

Investor presentation - March 2023

5

Unlocking the pipeline The acquisitions of Vertica Health and Wellteq Digital Health Inc. have concluded. Following the technology integration, AHI can now offer a full - service platform. The expanded offering opens up additional customer segments for a larger total addressable market. AHI expects to release the full - service platform in Q2 - 2023, AHI has commenced marketing the expanding solution to the customer pipeline and existing partners. AHI delivers a unique portfolio, unmatched in the market. Investor presentation - March 2023 6

Industry landscape

The world's largest companies are investing to improve healthcare

AHI's capabilities are able to augment these partners and their solutions.

The magic is what happens when you bring them all together, when you use technologies to surround the patients in their reality on a regular basis. The way to achieve this 'omnipresence' is to use automation to move beyond the usual supply and demand constraints in healthcare"

Roy Schoenberg, CO-CEO AMWELL on his $320m acquisitions of SilverCloud and Conversa[1]

ORACLE
Cerner
ACQUISITION ($943/USER)
US $20B
completed Jun 2022

Microsoft
NUANCE
ACQUISITION
US $19.7B
completed Mar 2022

amazon
one medical
ACQUISITION ($5400/USER)
US $2.8B
completed Jul 2022

IBM Watson
FP FRANCISCO PARTNERS
ACQUISITION (EST. $1B)
UNDISCLOSED
completed Jun 2022

Walmart
MeMD
ACQUISITION
UNDISCLOSED
Launched May 2022

Google
fitbit
ACQUISITION ($72/USER)
US $2.1B
completed Jan 2021

Pulse
Welltok
ACQUISITION
UNDISCLOSED
completed Nov 2021

Teladoc HEALTH
Livongo
ACQUISITION
US $18.5B
completed Oct 2020

ByteDance
amcare
ACQUISITION
US $1.5B
announced Aug 2022

Sources:https://www.cerner.com/newsroom/cerner-client-contracts-2021#:~:text=Contact%20Us-,Growth%20Report%3A%20Cerner%20Adds%2C%20Extends%2C%20Expands%20More%20Than,400%20Client%20Contracts%20in%202021&text=With%20another%20start%20to%20a,3%20million%20users%20each%20day.
https://www.franciscopartners.com/news/francisco-partners-completes-acquisition-of-ibm-s-healthcare-data-and-analytics-assets-launches-healthcare-data-company-mirative

Francisco Partners = $30b AUM.
https://newsroom.ibm.com/2022-01-21-Francisco-Partners-to-Acquire-IBMs-Healthcare-Data-and-Analytics-Assets
https://www.fiercehealthcare.com/tech/google-closes-2-1b-acquisition-fitbit-as-justice-department-probe-continues
https://www.healthcaredive.com/news/cvs-microsoft-alliance-digital-health/610850/
https://corporate.walmart.com/newsroom/2021/05/06/walmart-health-to-acquire-telehealth-provider-memd

Investor presentation - March 2023

7

Global traction 8 • AHI’s current clients have an available audience of over 400 million potential users. • Our origins in the Asia Pacific region have produced multicultural capabilities and traction in the world’s most diverse market – a perfect launchpad for global distribution. • Some partners, past and present, that trust AHI’s team with their digital health offering. 48 % Participants improved mood n= 273, 11 countries 54 % Less stress at work n= 273, 11 Countries 70% Participants improve their deep sleep n= 273, 11 Countries 38 minutes More sleep each night n= 529, 8 APAC countries Reduced alcohol intake n= 273, 11 countries 42% Average reduction in daily added sugar consumption n= 282, 14 countries 64 % Company participation n= 666, Singapore 2.2 % Waist - hip ratio reduction n= 666, Singapore Proven results produced by AHI’s current and acquired technologies Investor presentation - March 2023 *The statistics outlined are from various customer engagements performed by the Company

The triple aim of healthcare 9 This framework was developed by the Institute of Healthcare Improvement (IMI) to optimize healthcare system performance Better population health Better patient experience Lower per capita cost Investor presentation - March 2023 Source: https:// www.ihi.org/Engage/Initiatives/TripleAim/Pages/default.aspx

Integrated stepped care at scale 10 We believe that a stepped care model that deploys our suite of healthcare components is the key to providing truly accessible and scalable healthcare screening . Targeted digital interventions Personalized eHealth programs for targeted outcomes (i.e. the opposite of one - size - fits - all public health). Telehealth or physician consultation for condition management Where clinically appropriate, refer into telehealth and physician clinics. SUB - CLINICAL CLINCAL 01 Population health screening and engagement Leverage low - cost digital wellbeing to connect with entire populations. Assist health professionals by triaging large population data sets into personalized care plans. 02 03 Continuum of care Very low cost per person Entire population Very low cost per person People identified as high risk of selected illness Varies by provider Peoplee diagnosed with selected illnesses Investor presentation - March 2023 Sources: https:// www.mckinsey.com/capabilities/mckinsey - digital/our - insights/health - systems - improving - and - sustaining - quality - through - digital - transformation https:// www.digitalauthority.me/resources/state - of - digital - transformation - healthcare/ AHI Literature review

Our solutions

Components of digital healthcare

AHI technology extends its partners digital health capabilities to meet their global needs through five components.

These five components introduce healthcare ubiquity via a smartphone

Global patents





Biometric scans

- 24/7 accessible health biometrics & assessment from your smartphone camera
- Body fat %, waist & hip circumference, blood pressure, blood lipids, blood glucose, + more
- Dermatology diagnosis for 588 skin conditions (incl melanoma)



24/7 health screening

- Risk stratify health morbidity and mortality from biometric assessments
- Insurance underwriting assessment



Triage into primary-care

- Triage low-moderate risk into e-health programs
- Refer high risk into telehealth, GP clinics or specialty consultation.



Personalized eHealth

- E-Health programs to coach weight management, sleep, mental health and improve general health literacy.
- Selected programs expected to become digital therapeutics in 2023/4



Analytics portal

- Epidemiology Analytics
- Administrator portal
- Composable microservices architecture

Investor presentation - March 2023

11

Smartphone Biometrics


Front Picture

BodyScan

Body circumference, body composition, health indicators, health risks.

Health Risks

- Obesity
- T2 Diabetes [2]
- Metabolic Syndrome [1]
- Central Obesity

Risk Indicators

- Waist-Hip
- Waist-Height
- BMR
- FFM
- LBM

Body Composition

- Total Body Fat

Circumference

- Chest
- Waist
- Thigh
- Hips

Validation

- Weight Prediction

Accuracy, Validation [3]

97.5%	98%
AVG ACCURACY	REPEATABILITY

1. Available by combining a Face Scan and BodyScan data, or supplying Blood Pressure.
2. Available by combining self-reported information.
3. Both accuracy and repeatability have been validated by Professor Timothy Ackland, Professor of Applied.Anatomy and Biomechanics, The University of Western Australia – ASX Announcement 18/10/2018.



FaceScan

Vital signs, cardiovascular health indicators, and health risks.

Health Risks

- CVD
- Heart Attack
- Stroke

Vital Signs

- Heart Rate
- Respiratory Rate
- Blood Pressure

Health Indicators

- IHB
- HRV
- Cardiac Workload
- Hypertension
- Hypotension

Accuracy, Validation [1]

99%	95%	98%
HEART RATE	BLOOD PRESSURE	REPEATABILITY

1. Reference Device: Biopac Systems, ECG, 3-leads. Biopac respiration module with pneumatic belt. Biopac with continuous BP module, and Nurse using Auscultation Method. Framingham Study for risk prediction.



Blood Biomarkers

Blood estimates and health risk indicators.

Blood Estimates

- Triglycerides
- HDL Cholesterol
- Total Cholesterol
- LDL Cholesterol
- C-Reactive Protein

Health Indicators

- Insulin Resistance
- Hypercholesterolemia
- Inflammation

Accuracy, Validation

A scientifically proven systems biology approach is used to provide accurate estimates with a day-to-day estimate variability margin that aligns with traditional blood tests. Validation studies are in process

Validation studies are in process.


Crop your symptom

DermaScan™

Skin disease detection for over 500 skin conditions,.

Skin Conditions

- 588 Conditions
- Acne
- Dermatitis
- Insect bites
- Carcinoma
- Melanoma
- Shingles
- ...
- Eczema
- Psoriasis
- Warts

Compliance

CE

Software as a Medical Device (Canada)

1. "Triage vs. USA Board-Certified Physicians", Company Overview September 2020

12

Engaged customers Our current partners represent a total addressable audience of over 400 million people. A 2% adoption rate with current partner audiences would drive AHI to profitability. 1,000,000 From £3.49 user/mo 1,000,000 From $3.57 user/mo TBC TBC user/mo 400,000 From US$3.49 user/mo 100,000 US$4,100,000 * 1,000,000 From US$2.00 user/mo 1,160,000 US$1.50 user/mo 100,000 From $TBC user/mo 1,000,000 From US$2.99 user/mo 200,000 From $TBC user/mo 20,000 From US$4.99 user/mo TBC From US$4.99 user/mo 100,000 From US$4.00/pa 1,000 From US$4.00 user/mo 5,000 From $TBC user/mo 10,000 From $2.00 user/mo 100,000 From US$27.00 user/mo PARTIAL LAUNCH 4.7m Total targeted users FULL LAUNCH .01m Total targeted users PRE LAUNCH 2.6m Total targeted users 100,000 From $TBC user/mo 13 Investor presentation - March 2023

Distribution partners and pricing

DISTRIBUTON PARTNERS

Bupa · nib · GUHealth · GARMIN · MVMNT · VERTICE



PRICING

Industry Segment	Enterprise Customer (Payor)	Pricing / user /month.
Enterprise Health	Corporate Health Group insurance	$2 - $6/month
Population Health	Health & Life insurance Healthcare provider Government NGO's	$1 - $2/month
Digital Therapeutics	Government Health & Life Insurer	$30/month (therapeutics)

AHI deploy an enterprise digital-health-as-a-Service (dHaaS) pricing model

Investor presentation - March 2023

14

Addressable markets

Payor ROI – why they buy dHaaS:

1. **Reduced cost and** risk (through early detection and intervention opportunities)
2. **Improved health and** care outcomes
3. **Process automation** (HR, health care providers)
4. **Data** – better understand customer needs, improving sales of core goods/services better

Enterprise

$58B industry
7% CAGR

Health and life insurance

$5T industry,
3% CAGR

Healthcare providers

$11T industry
9% CAGR

Government healthcare and philanthropy funds

$16T industry
9% CAGR

62% of smartphone users use their phone for mHealth.
A more common smartphone activity than online banking (57%), job searches (42%).

Scalable screening capabilities to support acute population screening or responses to health crises such as Monkeypox.

Source:
1. https://www.globenewswire.com/en/news-release/2022/04/11/2420173/0/en/Worldwide-3-Trillion-Health-Insurance-Market-Size-is-Expected-to-Grow-at-a-CAGR-of-over-4-4-During-2022-2028-Vantage-Market-Research.html
2. https://www.mordorintelligence.com/industry-reports/global-life-and-non-life-insurance-market--growth-trends-and-forecast-2020---2025
3. https://www.businesswire.com/news/home/20190625005862/en/The-11.9-Trillion-Global-Healthcare-Market-Key-Opportunities-Strategies-2014-2022---ResearchAndMarkets.com
4. https://stats.oecd.org/Index.aspx?DataSetCode=SHA
5. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4695957/

Investor presentation - March 2023

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Multi-market growth strategy


STAGE 6: Ubiquitous proactive healthcare
Affordable accessible healthcare everywhere
STAGE 5: Government Healthcare
Connected patient for Virtual Care
Virtual care provider for public payor
STAGE 4: Primary Care
Subclinical applications into primary care & Wellness real world evidence
Virtual care entry
STAGE 3: Targeted Interventions
Industrial health & safety, chronic illness, mental health & weight loss
Risk management programs
STAGE 2: Insurers
Improve insurance customer acquisition, engagement, and claims ratio (profitability)
Population Risk identification
STAGE 1: Enterprise
Protect people and profits - reduce absenteeism, staff turnover, insurance claims
Market entry strategy

Rationale

Stage 1	Opens new geographical markets through Enterprises
Stage 2	Introduces risk payor and mass population distribution
Stage 3	Refines programs for health outcomes in high risk users that will become digital therapeutics
Stage 4	Opens primary care relationships
Stage 5	Introduces the largest market payor

Priorities

1. Expand adoption in existing geographical markets
2. Open new geographical markets
3. Certify first targeted program as digital therapeutic

ACQUISITION & LICENSING STRATEGY
to accelerate geographic footprint and multilingual health program development

Investor presentation - March 2023
16

Advanced Health Intelligence is a health technology company that provides automated digital health solutions globally. Mission Provide proactive, personalized healthcare to every smartphone user globally. Vision Ubiquitous proactive healthcare. 17 Investor presentation - March 2023

Company highlights • Robust commercial network : Current agreements include 31 active Partnerships targeting users from an available audience of over 400 m • Large addressable market across 4 business verticals. • Cutting edge innovative and proprietary technology in a Global and fast - growing industry • B - to - B Business model enabling rapid growth and scalability through existing and growing networks • Experienced management team with a successful track record Global patents 18 Investor presentation - March 2023

Our team

Board and management



Nick Prosser
CHAIRMAN
- 15+ years ICT experience.
- Founder of $1.16 billion data centre exit in 2016



Scott Montgomery
CEO / DIRECTOR
- 20 years industry experience
- 2 B2B health industry exits, APAC



Peter Goldstein
INDEPENDENT DIRECTOR
- 30 years capital market, M&A , advisory experience
- Founder of Exchange Listing, LLC. CEO of Grandview Capital Partners, Inc.



Mike Melby
INDEPENDENT DIRECTOR
- Founder of fintech exit to Phunware
- Investment banker and private equity investor



Dr Katherine Iscoe
EXECUTIVE DIRECTOR
- PhD in medical technology
- MSc Exercise Physiology & Endocrinology
- BA with Honours, Kinesiology & Exercise Science.



Dato Low Koon Pow
INDEPENDENT DIRECTOR
- 20 years accounting and corporate finance experience.
- Executive Director SGX company.



Jacqueline Yee
INDEPENDENT DIRECTOR
- 30years institutional investor & global capital markets structured finance experience >$25B
- Board Directorships UK and APAC
- Funderbeam Exchange CEO



Vlado Bosanac
FOUNDER / HEAD OF STRATEGY
- 30 years capital market, investment banking and Board of Directors experience
- 4 exits (Health & Technology)
- Founder AHI



Simon Durack
CFO
- 30+ years CPA
- 20+ years Board experience



Olly Bridge
COO
- 25 years of health industry experience,
- Former digital health lead at Australia's largest insurer



Terence Stupple
CTO
- 20 years IT leadership
- Government, MNC technology leadership.
- AHI CTO 7 years



Dylan Garnett
CIO
- 25 years corporate experience
- Former COO Zurich Insurance (SA), Former CEO Metropolitan Health Group

Investor presentation - March 2023

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Research-led, science backed and published globally

The research and studies associated with the efficacy of our technologies has been featured in luminary publications.

BODYSCAN ELSEVIER	Agreement of anthropometric and body composition measures predicted from 2D smartphone images and body impedance scales with criterion methods
BODYSCAN SCIENTIFIC REPORTS	DXA reference values and anthropometric screening for visceral obesity in Western Australian adults.
BODYSCAN ELSEVIER	Obesity and visceral fat in Indonesia; An unseen epidemic? A study using iDXA and surrogate anthropometric measures.
BODYSCAN ObesityFacts	Smartphone derived body composition and anthropometry for tracking weight loss
DERMASCAN JDD	Artificial Intelligence in the Evaluation of Telemedicine Dermatology Patients
BODYSCAN British Journal of Nutrition	Longitudinal concordance of body composition and anthropometric assessment by a novel smartphone application across a 12-week self-managed weight loss intervention

E-HEALTH PROGRAM	The Hidden Public Health Problem of Inadequate Sleep: Deploying Digital Mobile Technology to Improve Employee Sleep Hygiene in Asia
E-HEALTH PROGRAM American Heart Association.	High Impact Employee Stress Reduction and Wellness Promotion Delivered via Digital Mobile Technology in the Construction and Aviation Industries
BODYSCAN frontiers	No retrenchment from employee empowerment Employer wellness imperatives and opportunities emerging from the COVID-19 pandemic.
E-HEALTH PROGRAM	Employee Wellness in a Changing Climate: Environmental Heat Stress Driving Need for Targeted Health Promotion and Risk Reduction
COVID Health Promotion	Contextual wellness in the age of COVID-19: Managing disproportionate pandemic anxiety and stress in Australia, Singapore and other nations achieving disease control success.
DERMASCAN EMB IEEE NPSS	Superiority of Artificial Intelligence in the Diagnostic Performance of Malignant Melanoma Compared to Dermatologists and Primary Care Providers

Investor presentation - March 2023

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Thank - you For more information on how Advanced Health Intelligence, find out more at https://ahi.tech Corporate Headquarters Suite 5 , 71 - 73 South Perth Esplanade, South Perth WA 6151 hello@ahi.tech Other locations / Asia Pacific: Perth, Melbourne, Sydney, Singapore North America: Vancouver, Denver South Africa: Cape Town Europe: Amsterdam © 2023 Advanced Health Intelligence Ltd. All other trademarks are property of their respective owners. Scott Montgomery Chief Executive Officer / Director +65 8456 3858 scott.montgomery@ahi.tech Vlado Bosanac Founder / Head of Strategy +61 412 000 409 vlado.bosanac@ahi.tech